

**SCIENTIFIC TECHNOLOGIES INCORPORATED**
6550 Dumbarton Circle
® Fremont CA 94555-3605  USA

Tel: 510·608-3400
Fax: 510·744-1440
www.sti.com    Nasdaq: STIZ

TÜV ESSEN ISO 9001 Certified

P R E S S   R E L E A S E

Richard O. Faria
Chief Financial Officer
(510) 608-3400
dickf@STI.com

**FOR IMMEDIATE RELEASE**

## SCIENTIFIC TECHNOLOGIES INC.
## REPORTS PROFITABLE FOURTH QUARTER AND FULL YEAR RESULTS

FREMONT, CALIFORNIA, March 14, 2006…**SCIENTIFIC TECHNOLOGIES INCORPORATED (NASDAQ:STIZ**), a leading North American provider of automation safeguarding products, announced today the results of operations for the three and twelve month periods ended December 31, 2005. Sales for the fourth quarter of 2005 increased 25% to a record $16,917,000, as compared to sales of $13,549,000 for the same quarter of 2004. Sales for the year ended December 31, 2005 were $61,158,000, also a record and a 5% increase over the $58,425,000 recorded in 2004.

Net income for the fourth quarter of 2005 was $1,183,000, or $.12 per common and diluted share, compared to a net loss for the fourth quarter of 2004 of $4,832,000, or $.50 per share. Included in the net loss for the fourth quarter of 2004 is an intangible asset impairment charge of $4,815,000 and commission expense of approximately $600,000 associated with the settlement of a lawsuit with a former sales representative organization.

Net income for fiscal year 2005 was $3,374,000, or $.35 per common and diluted share, compared to a net loss for fiscal year 2004 of $5,118,000, or $.53 per share.  Included in the net loss for the year ended December 31, 2004 are intangible asset impairment charges of $6,817,000 and the $600,000 lawsuit settlement described above.

Commenting on the results, Joseph J. Lazzara, President and Chief Executive Officer stated, " We are very pleased to report a new record for revenues for both a quarter and for the full year.  The sales growth of 25% for the fourth quarter of 2005 over the same period in 2004 was very gratifying, as we saw increased sales from both our Safety Products Group and Automation Products Group.  On a sequential basis, revenue for the fourth quarter of 2005 increased 13% over the third quarter of 2005."

 "Finally, it was very rewarding to finish 2005 with net income of $.35 per share for the year, compared with a loss of $.53 for 2004.  Based on the progress we have made in 2005 over the prior year, we continue to be encouraged with our prospects for the future."

**Fourth Quarter Highlights**

Recent items of interest include:

- STI's Safety Products Group received a Product of the Year award for its innovative OptoShield OS3100 Laser Light Safety Scanner - an advanced area guarding scanner which employs laser light to monitor entry into a user-configurable safety detection zone and send a stop signal to a guarded machine. The award honors the top new products as voted on by the readers of PLANT ENGINEERING magazine.   The OptoShield was introduced by STI during the second quarter of 2005.

- STI's Automation Product Group introduced the RPA Series Level Measurement Sensors.  These highly reliable measuring sensors are designed to augment mechanical tank level indicators and convert this older style method to one capable of an electronic output, useful for remote monitoring applications. The RPA Sensors are designed primarily for tank level measurement in oil field applications.

## About Scientific Technologies Inc.

Scientific Technologies, Inc. (STI) is a North American leading provider of automation safeguarding products and services through its Safety Products Group.  STI's Optical Sensor Division (OSD) provides safety products that are used to protect workers around machinery, automated equipment and industrial robots.  Our products serve a wide variety of applications and markets, including semiconductor, automotive, electronics manufacturing, packaging and consumer markets. STI's Machine Services Division (MSD) provides safety services such as safeguarding equipment installations, machine safety assessments, and the design and custom fabrication of guarding solutions. MSD specializes in machinery services including the repair, relocation, installation and service of fabricating machinery. MSD serves customers in a variety of industries, including metal fabrication, aerospace, electronics, building materials, automotive and food processing. Our web site is located at www.sti.com

STI's Automation Products Group serves the factory automation, semiconductor, transportation, oil and gas, consumer and food processing industries with a diversified offering of sensing technologies. Products include level, flow, pressure sensing, positioning transducers, vehicle separation, profiling and ultrasonic sensors and controls.   Further information is available at the Group's web sites: www.automationsensors.com, and www.stiscanners.com.

**Forward-Looking Statements**

Certain statements in this press release, including statements regarding future prospects, sales and financial results and the impact of product introductions, are forward-looking statements that are subject to risks and uncertainties. These risks and uncertainties, which could cause STI's results to differ materially from the forward-looking statements, include: economic and political conditions in domestic and international markets; declining market demand for industrial safety and security products generally; introduction of or increased demand for alternative products; potential errors, defects, design flaws or other problems with our products; changes in regulations relating to industrial safety and security products; and the other risks detailed from time to time in STI's Securities and Exchange Commission filings and reports, including STI's annual report filed on Form 10-K and quarterly reports filed on Form 10-Q. STI disclaims any obligation to update information contained in any forward-looking statement.

## SCIENTIFIC TECHNOLOGIES INCORPORATED

### Condensed Consolidated Income Statement
(Amounts in thousands except per share data)
(Unaudited)

| | Three months ended December 31, | | Twelve months ended December 31, | |
| --- | --- | --- | --- | --- |
| | 2005 | 2004 | 2005 | 2004 |
| Sales | $16,917 | $13,550 | $61,158 | $58,425 |
| Intangibles write down | -- | 3,479 | -- | 4,206 |
| Cost of sales | 9,482 | 9,426 | 35,658 | 36,372 |
| Gross profit | 7,435 | 645 | 25,500 | 17,847 |
| Intangibles write down | -- | 1,336 | -- | 2,611 |
| Operating expenses | 5,982 | 6,512 | 22,350 | 23,094 |
| Operating income (loss) | 1,453 | (7,203) | 3,150 | (7,858) |
| Interest and other income | 308 | 22 | 544 | 216 |
| Income (loss) before taxes | 1,761 | (7,181) | 3,694 | (7,642) |
| Provision (benefit) for income taxes | 578 | (2,349) | 320 | (2,524) |
| Net income (loss) | $ 1,183 | $(4,832) | $ 3,374 | $(5,118) |
| Basic and diluted net income (loss) per Share | $ .12 | $ (.50) | $ .35 | $ (.53) |
| Shares used to compute net income (loss) per share | 9,783 | 9,741 | 9,775 | 9,741 |

### Condensed Consolidated Balance Sheet
(Amounts in thousands)
(Unaudited)

| | December 31, 2005 | December 31, 2004 |
| --- | --- | --- |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 7,253 | $ 2,940 |
| Accounts receivable | 9,085 | 7,746 |
| Inventories | 8,414 | 10,584 |
| Other assets | 2,640 | 5,161 |
| Total current assets | 27,392 | 26,431 |
| Property, plant and equipment, net | 3,224 | 3,470 |
| Goodwill, intangibles and other assets | 4,397 | 2,918 |
| Total assets | $35,013 | $32,819 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 2,480 | $ 3,246 |
| Accrued expenses | 3,661 | 3,920 |
| Current portion of capital lease with Parent | 68 | 68 |
| Total current liabilities | 6,209 | 7,234 |
| Capital lease with Parent | 28 | 96 |
| Deferred income tax liability | -- | 118 |
| Total liabilities | 6,237 | 7,448 |
| Shareholders' equity | 28,776 | 25,371 |
| Total liabilities and shareholders' equity | $35,013 | $32,819 |

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